Matthew B. Hemington T: +1 650 843 5062 HemingtonMB@cooley.com	VIA EDGAR

September 18, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyen

Re:	CymaBay Therapeutics, Inc. Registration Statement on Form 10-12(g) Filed August 12, 2013 File No. 000-55021

Dear Ms. Nguyen:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, CymaBay Therapeutics, Inc. (the “Company”), is a revised registration statement on Form 10 (“First Amended Registration Statement”). The First Amended Registration Statement updates the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2013.

The First Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 6, 2013, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling a new registration statement when you have revised your document.

Response: The Company acknowledges the Staff’s comment.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Two

2. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements for the three and six months ended June 30, 2013.

Response: The Company has revised its interim financial statements to present interim financial statements for the six months ended June 30, 2013, as required by Rule 8-08 of Regulation S-X.

Business, page 3

3. Please disclose your net losses in recent periods, your monthly “burn rate,” your current cash balance, the month you will run out of funds without the addition of capital, and an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds in this section. Also disclose here that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: The Company has revised the disclosure on page 4 of the First Amended Registration Statement in response to the Staff’s comment.

4. Please disclose the full name of all studies, surveys and reports for all sources referenced in this section such as the survey in the first paragraph on page 3, the 2012 study on page 6 and the FACT trial on page 7.

Response: The Company has revised the disclosure beginning on page 3 in the First Amended Registration Statement and throughout in response to the Staff’s comment.

5. Please identify the source of the statistics regarding gout, Uloric, Colcrys, allopurinol and Lesinurad included in this section.

Response: The Company has revised the disclosure beginning on page 5 in the First Amended Registration Statement and throughout in response to the Staff’s comment.

6. Please define monotherapy, unmet/orphan diseases, comorbidities, mg/dL, rhabdomyolysis, myelosuppression, biologics, uricosuric, macrophages, cascade, anion, flare prophylaxis, pharmacokinetics, metabolite, thiazide, diuretic, dyslipidemia, agonist, atorvastatin, atherogenic, hepatic steatosis, homeostatic, ischemia, incretin, enteroendocrine, endogenous ligand, biomarker, postprandial, secretagogue, scaffolds, nanomolar and enantiomers the first time they are used.

Response: The Company has revised the disclosure beginning on page 3 in the First Amended Registration Statement and throughout in response to the Staff’s comment by either defining or removing these terms.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Three

7. Please substantiate the claim and revise to state as a belief that “Arhalofenate has a differentiated profile that is attractive for use in a large population, with significant advantages over marketed and emerging agents which have limitations in their efficacy, tolerability, and use in patients with common comorbidities.”

Response: The Company has revised the disclosure on pages 3 and 4 of the First Amended Registration Statement in response to the Staff’s comment.

8. Please explain what dexamethasone is and what the significance is of the comparison of the similarity of the effects of dexamethasone to the effects of arhalofenate discussed on page 10.

Response: The Company has revised the disclosure on page 10 of the First Amended Registration Statement to explain the meaning of dexamethasone, which also explains the significance of comparing the anti-inflammatory effects of arhalofenate to dexamethasone.

9. Please revise your disclosure on page 16 to explain what a p-value of less than 0.0001 means with the respect to the statistics from the diabetes studies.

Response: The Company has revised the disclosure on page 17 of the First Amended Registration Statement in response to the Staff’s comment.

10. We note your disclosure regarding an “End-of-Phase 2 Meeting with the FDA” concerning arhalofenate on page 17. Please disclose whether you or a third party has filed an investigational new drug application (IND) for arhalofenate. If an IND for this drug has been filed, please disclose the identity of the filer and the date the application was filed. Please also disclose in your discussions of MBX-8025 and MBX-2982 whether you have filed INDs for these product candidates.

Response: The Company has revised the disclosure on pages 5, 18 and 20 of the First Amended Registration Statement in response to the Staff’s comment.

Collaborations and Licensing Agreements, page 22

11. Please expand your disclosure concerning the license and development agreements with Ortho-McNeil-Janssen and DiaTex to discuss all material rights and obligations under the agreements. Describe the collaboration structures and clarify how, if applicable, you receive funding under these agreements. If you have other collaboration agreements with respect to your other products, please also disclose the material terms here. Additionally, please include a complete discussion of the provisions under which you may default and lose ownership of your intellectual property.

Response: The Company has revised the disclosure on pages 22 and 23 of the First Amended Registration Statement in response to the Staff’s comment.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Four

12. The collaboration and licensing agreements described under this section appear material to you. Please file the agreements as material contracts with your registration statement or explain to us why they are not material.

Response: The Company has filed the collaboration and license agreements it is required to file as Exhibits 10.16 and 10.17 with the First Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it does not believe that its agreements with Ortho-McNeil-Janssen are required to be filed pursuant to Item 601(b)(10) of Regulation S-K because they were entered into in the ordinary course of business and the Company is not substantially dependent upon those agreements.

Manufacturing, page 23

13. Please clarify whether the manufacturing agreements also cover the supply of raw materials to manufacture your drug product. If these agreements do not cover supply, please disclose how you or your manufacturers are supplied with such raw materials. Also explain how you will manufacture the products related to MBX-8025 and MBX- 2982 as we note that you have not executed related manufacturing agreements. Additionally, please expand this section to clarify whether the raw materials necessary for the manufacture of arhalofenate, MBX-8025 and MBX-2982 are available from more than one source.

Response: The Company has revised the disclosure on pages 24 and 25 of the First Amended Registration Statement in response to the Staff’s comment.

14. Please disclose the material terms of the manufacturing agreements for your API and tablet supplies of arhalofenate and file the agreements as exhibits or explain to us why they are not material.

Response: The Company has revised the disclosure on pages 24 and 25 of the First Amended Registration Statement in response to the Staff’s comment. The Company has filed its material manufacturing agreements as Exhibits 10.14, 10.15 and 10.18 of the First Amended Registration Statement.

Risk Factors, page 35

If we fail to obtain additional financing, we could be forced to delay, page 35

15. We note that you believe your cash on hand will sustain you through September 2013. In your next amendment, please update this disclosure and describe any plans to raise additional capital. Also clarify the last sentence of the first paragraph to state that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: The Company has revised the disclosure on page 37 of the First Amended Registration Statement in response to the Staff’s comment.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Five

We have never obtained regulatory approval for a drug, page 39

16. Please revise to disclose the anticipated timing and costs associated with obtaining the necessary FDA approvals for your products. To the extent that you do not have the financial resources to pursue and obtain these approvals, please revise to disclose this risk.

Response: The Company has revised the disclosure on page 41 of the First Amended Registration Statement in response to the Staff’s comment. The Company believes that, given the uncertainties related to the planned Phase 2b study for arhalofenate and because there is no Phase 3 study planned, providing an estimate of funding necessary to achieve regulatory approval of arhalofenate would be speculative and potentially misleading.

We depend on the successful completion of clinical trials, page 39

17. We note your disclosure that clinical testing is expensive and that you have never conducted a Phase 3 clinical trial. Please disclose the estimated funding that you believe you will need to complete your clinical trials with respect to arhalofenate, MBX-8025 and MBX-2982 to provide context for the risk factor.

Response: The Company has revised the disclosure on page 43 of the First Amended Registration Statement in response to the Staff’s comment. The Company believes that, given the uncertainties related to the planned Phase 2b study for arhalofenate and because there are currently no Phase 2 studies planned or contemplated for MBX-8025 and MBX-2982, providing an estimate of funding necessary to complete clinical trials with respect to each of the Company’s product candidates would be speculative and potentially misleading.

Our product candidates may have adverse effects, page 41

18. Please expand the discussion in this risk factor to disclose the extent to which you have observed undesirable side effects in your trials, including any safety or toxicity issues, and the impact, if any, on the prospects for obtaining market approval for your product candidates.

Response: The Company has revised the disclosure on page 44 of the First Amended Registration Statement in response to the Staff’s comment.

We license certain key intellectual property from third parties, page 56

19. Please expand this risk factor to provide a brief description of your obligations under the agreement with DiaTex and the circumstances that would constitute an event of default under the agreement.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Six

Response: The Company has revised the disclosure on page 59 of the First Amended Registration Statement in response to the Staff’s comment. Other than the circumstances described in the risk factor, there are no other separate events of default under the agreement.

Our future success depends on our ability to retain key executives, page 57

20. Please expand this risk factor to disclose the instances when you have lost the services of a key executive and the circumstances involved. For example, it appears that you lost a Chief Medical Officer in 2012.

Response: The Company has revised the disclosure on page 60 of the First Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion & Analysis, page 59

Results of Operations – General, page 63

21. In the last sentence of this section, you state that there can be no assurance that you will ever generate significant revenue. This appears to indicate that you do not consider the amount of revenue that you have generated in the past to be significant. The definition of a development stage entity, as set forth in ASC 915-215-20, is an entity devoting substantially all of its efforts to establishing a new business for which (i) planned principal operations have not commenced, or (ii) planned principal operations have commenced, but there has been no significant revenue therefrom. Accordingly, it appears that you would be considered a development stage entity since you have not generated any significant revenue. Please revise, as appropriate.

Response: The Company commenced operations in 1988 and until 1998 was considered a development stage entity in accordance with accounting literature and guidance. In 1998, the primary focus of the business was on the development and discovery of proprietary new medicines for the treatment of metabolic diseases and based on an increase of its revenue from collaboration contracts by $3.7 million, from $1.8 million for the year ended December 31, 1997, to revenue of $5.5 million for the year ended December 31, 1998, the Company’s management evaluated at that time that the business was no longer a development stage entity. Accordingly, the Company reflected the change in disclosure status in 1998. Since then, the primary activities of the Company have continued to be the development of drugs for the treatment of metabolic diseases while collaboration revenues have increased at significant levels reaching in excess of $15 million in 2011 to support the Company’s activities. The discussion in the first paragraph under the heading Results of Operation under Item 2 is a discussion regarding the Company not generating net income since its inception and the Company’s inability to date to generate revenues sufficient to achieve and sustain profitability. We have revised the last sentence in this paragraph to clarify this point.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Seven

Liquidity and Capital Resources, page 66

22. In the first sentence of this section, you state that you have funded your operations to date through the sale of equity securities and collaborations with third parties. However, on page 36, you state that you have financed your operations to date primarily through the sale of equity securities, licensing fees, and debt. Please make all necessary revisions to ensure accurate and consistent disclosure with respect to the sources of funding for your operations.

Response: The Company has revised the disclosure on page 68 of the First Amended Registration Statement in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 68

23. Please identify the individual or individuals who have voting and dispositive power with respect to the common and/or preferred stock held by the Alta BioPharma entities, Biotech Turnaround Fund (BTF) B.V., Johnson & Johnson Development Corporation, The Bay City Capital entities, the Venrock Associates entities, the Versant Venture Capital entities, the VantagePoint entities, The KBC Fund entities, Novo A/S, Booth & Co., Charter Legacy LLC, WarnerLambert Co., AllianceBernstein Venture Fund I, L.P., the Deerfield entities, The DGAM Funds, Lobstercrew & Co. and Pictet Funds – (LUX).

Response: The Company has made inquiry and has revised the disclosure beginning on page 72 of the First Amended Registration Statement and throughout in response to the Staff’s comment where the Company is aware or has confirmed the individual or individuals who have voting and dispositive power with respect to shares of its common and/or preferred stock.

Summary Compensation Table, page 82

24. Please revise the introductory paragraph to mention Ms. Charpentier.

Response: The Company has revised the disclosure on page 85 of the First Amended Registration Statement in response to the Staff’s comment.

25. Please disclose the material terms of the option/stock awards granted to the named executive officers in 2012 and any option/stock awards granted in 2011. Refer to Item 402(o) of Regulation S-K.

Response: The Company has revised the disclosure following the summary compensation table on page 85 of the First Amended Registration Statement in response to the Staff’s comment. The Company does not believe that any disclosure is required for

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Eight

2011 grants pursuant to Item 402(o) of Regulation S-K as no information for 2011 is provided, or required to be provided, in the summary compensation table.

Outstanding Equity Awards at Fiscal Year-End Table, page 83

26. Please disclose by footnote the vesting dates for the option awards listed in this table. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response: The Company has revised the disclosure on page 86 of the First Amended Registration Statement in response to the Staff’s comment.

Indemnification Agreements, page 88

27. Please file the form of indemnification agreement for your directors and officers as an exhibit or explain to us why it is not material. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company has filed the form of indemnification agreement as Exhibit 10.19 with the First Amended Registration Statement in response to the Staff’s comment.

Market Price of and Dividends on the Registrant’s Common Equity, page 89

Market Information, page 89

28. Please remove the references to Rule 701 in the Rule 144 section and revise the Rule 701 section as it is not accurate. Rule 701 of the Securities Act of 1933 is only available to the issuer of the securities. This rule does not cover resales of securities by any person and provides an exemption only for the transactions in which the securities are offered or sold by the issuer, not for the securities themselves.

Response: The Company has revised the disclosure on page 92 of the First Amended Registration Statement in response to the Staff’s comment.

Recent Sales of Unregistered Securities, page 90

29. The first transaction in this section does not appear to satisfy the requirements of Section 3(a)(9) of the Securities Act of 1933. Please revise or advise.

Response: The Company has revised the disclosure on page 93 of the First Amended Registration Statement in response to the Staff’s comment.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

United States Securities and Exchange

Commission

September 18, 2013

Page Nine

Note 9. Redeemable Convertible Preferred Stock, page F-16

30. Please revise to disclose the basis for determining the carrying (redemption) amounts of your redeemable convertible preferred stock. Refer to ASC 480-10-S99-3A-24a.

Response: The Company has revised the disclosure on page F-16 of the First Amended Registration Statement in response to the Staff’s comment.

31. Please expand the tables on pages F-17 and F-18 to disclose the carrying (redemption) amounts of each series of your redeemable convertible preferred stock for each balance sheet date presented.

Response: The Company has revised the disclosure on pages F-17 and F-18 of the First Amended Registration Statement in response to the Staff’s comment.

Exhibits

32. Please file the employment letter agreements with Drs. Van Wart, McWherter and Urbanski, the separation agreement for Dr. Urbanski and any employment agreement entered into with Mr. Shah as exhibits or explain to us why they are not material.

Response: The Company has filed the employment and separation agreements as exhibits 10.20, 10.21, 10.22, 10.23 and 10.24 with the First Amended Registration Statement in response to the Staff’s comment.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the First Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc: Harold Van Wart, CymaBay Therapeutics, Inc.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400